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                          January 23, 2023

       Robb Knie
       Chief Executive Officer
       Hoth Therapeutics, Inc.
       1 Rockefeller Plaza, Suite 1039
       New York, New York 10020

                                                        Re: Hoth Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 13,
2023
                                                            File No. 333-269224

       Dear Robb Knie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Arzhang
Navai at 202-551-4676 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nazia J. Khan, Esq.